JOHN T. ROOT, JR.
                                 ATTORNEY AT LAW
                                  P.O. Box 5666
                          Jacksonville, Arkansas 72078
                              Phone: (501) 529-8567
                               Fax: (501) 325-1130
                              j.root.5013@gmail.com


                                  June 9, 2014

Mr. Daniel Porco, Mr. Jason Niethamer
United States Securities and Exchange Commission
Washington, D.C 20549

     Re: Mirax Corp.
         Registration Statement on Form S-1 Filed January 23, 2014 File No. 333-193498


Dear Mr. Porco and Mr. Niethamer,

I have reviewed your comments and have the following responses. I present your comment and my response thereto as the format.

DILUTION, PAGE 15

1. We note in your response to comment 5 in our letter dated April 28, 2014 that you have not subtracted the offering costs when arriving at the net tangible book value after the offering. If true, please provide us in your response with a tabular reconciliation at how you arrive at the pro forma amount of net tangible book value after the offering in the narrative for all three scenarios of share sold. More specifically, this reconciliation should make it clear how you arrived at the net tangible book value of $78,123, $48,123 and $18,123 as noted on page 16 of your current amendment. Please also note that your pro forma calculation of net tangible book value before and after the offering should be based on consistent dates.

     RESPONSE: We have made the requested revisions. The offering costs were not included in the calculation as we do not plan to pay them out of the proceeds. We will have paid our offering costs by the time the proceeds are raised. The remaining offering costs will be paid out of funds on hand and director loans if needed.

SUMMARY, PAGE 27

2. We note your response to comment 9 in our letter dated April 28, 2014, however, we are unable to locate any revisions in response to this comment. Please amend your filing to remove any contradictory language relating to your ability to satisfy your cash requirements over the next twelve months.

     RESPONSE: We have deleted the statement that we believe we can fulfill our cash requirements for the next twelve months to avoid confusion.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me. We expect to file our request for an accelerated effective date upon notice that this filing in the future and upon determination of a more exact date.

                                     Sincerely,


                                     /s/ John T. Root, Jr.
                                     -----------------------------------
                                     John T. Root, Jr.,
                                     Attorney for Mirax Corp